TabacaleraYsidron, Inc.

100 Europa Drive, Ste. 455

Chapel Hill, NC 27517

July 8, 2014

VIA EDGAR

John Dana Brown, Attorney Advisor

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	TabacaleraYsidron, Inc.

Amendment No. 4 to Registration Statement on Form S-1

Filed May 15, 2014

File No. 333-192060

Dear Mr. Brown:

We are in receipt of your comment letter dated July 2, 2014 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the staff. For your convenience, the matters are listed below, followed by the Company’s responses:

  General

1.	We note your response to our prior comment 5. Please provide us with your analysis in support of your belief that Peter Coker is not a promoter of the Company. In this regard please refer to the definition in Securities Act Rule 405. We note from page 31 of your registration statement that Europa Capital assisted you with forming the company and obtaining financing, and we note from page 25 that it has provided office space.

RESPONSE:

Rule 405 states that a promoter is “[a]ny person who, acting alone or in conjunction with one or more other persons, directly or indirectly takes initiative in founding and organizing the business or enterprise of an issuer…or…[a]ny person who, in connection with the founding and organizing of the business or enterprise of an issuer, directly or indirectly receives in consideration of services or property, or both services and property, 10 percent or more of any class of securities of the issuer or 10 percent or more of the proceeds from the sale of any class of such securities. However, a person who receives such securities or proceeds either solely as underwriting commissions or solely in consideration of property shall not be deemed a promoter within the meaning of this paragraph if such person does not otherwise take part in founding and organizing the enterprise.”

Based on this definition, we believe that Peter Coker is a promoter. He works for Europa Capital, which helped form the Company, obtain financing, and provide office space.

We have revised the S-1 to disclose that Peter Coker is a promoter and have already disclosed his relationship to three of the selling shareholders.

Our Business, page 23

Regulation and Litigation in the Tobacco Industry, page 24

2.	We note your response to our prior comment 3 that you “do not believe [you] are a distributor . . . .” Please tell us why, in response to our prior comment regarding your characterization of your business as that of a manufacturer, you revised your disclosure to imply that you are a distributor. We note, for instance, the following revisions in your last amendment:

•	Pages 4, 23, and 26 revised the sentence “[b]eginning in early 2007, the Company’s founders sought to create a cigar . . . .” with “[b]eginning in early 2007, the Company’s founders sought to sell a cigar . . . .”;
•	Page 10 revised the risk factor titled “We may be adversely affected . . .” from stating that “[a]ll manufacturers of tobacco products are subject to .. . . .” to “[a]ll distributors of tobacco products are subject to . . . .”;
•	Page 10 revised the risk factor titled “We may face litigation . . .” from stating “[m]anufacturers and distributors of tobacco products . . . .” to “[d]istributors of tobacco products . . . .” and “[w]ill not result in similar litigation against manufacturers and distributors of cigars” to “[w]ill not result in similar litigation against distributors of cigars.”; and
•	Page F-5 revised the statement that the Company “was incorporated under the laws of the State of Nevada on November 8, 2011 to manufacture and distribute premium cigars” to “was incorporated under the laws of the State of Nevada on November 8, 2011 to sell premium cigars.”

Please provide us further analysis as to why you do not believe you are a distributor. In doing so please provide the legal definition of distributor in this context and explain how you, based on your specific facts and circumstances, do not meet that definition. In addition please clarify what business you are in, including whether you are a distributor or a manufacturer. In this regard, also we note your disclosure on page 11 about “existing and planned manufacturing operations” and on page 24 discussing federal regulations as they apply to cigar manufacturers. Please discuss the various licenses you need and state whether you have obtained or plan to obtain licenses for selling, distributing, or, manufacturing tobacco, as appropriate.

Response:	The Company defines itself as a ‘broker.’ Under Black Law Dictionary, a broker is defined as “a party that arranges transactions between a buyer and a seller, and gets a commission when the deal is executed. A broker who also acts as a seller or as a buyer becomes a principal party to the deal.” http://thelawdictionary.org/broker-2/

According to http://legal-dictionary.thefreedictionary.com/broker, “A broker's function is to arrange contracts for property in which he or she has no personal interest, possession, or concern. The broker is an intermediary or negotiator in the contracting of any type of bargain, acting as an agent for parties who wish to buy or sell stocks, bonds, real or Personal Property, commodities, or services. Rules applicable to agency are generally relevant to most transactions involving brokers. The client is considered the principal and the broker acts as the client's agent. An agent's powers generally extend beyond those of a broker. A distinguishing feature between an agent and a broker is that a broker acts as a middleperson. When a broker arranges a sale, he or she is an agent of both parties…

A commercial or merchandise broker is an individual who works with buyers and sellers by negotiating between them in the buying and selling of goods, without having personal custody of the property. He or she offers services on a commission basis to manufacturers as a sales representative for their product. Such a broker has no control or possession of the product that is sent directly to the buyer; he or she merely acts as a middleperson in all transactions.

According to http://legal-dictionary.thefreedictionary.com/distributor, a distributor is defined as “A wholesaler; an individual, corporation, or partnership buying goods in bulk quantities from a manufacturer at a price close to the cost of manufacturing them and reselling them at a higher price to other dealers, or to various retailers, but not directly to the general public.”

We believe that the best way to define the role of the Company is as a sales broker. We worked with the cigar manufacturer, Plasencia, to develop and manufacture cigars that met our specifications. After our cigars were made by our manufacturer, we went to wholesalers who were interested in buying our cigars from the manufacturer. We now work closely with our current wholesaler, LJ Zucca Enterprises to assist in marketing our cigars. When we market directly to retailers, we put them in contact with our wholesaler to complete the order. Therefore, we never take title to or possession of the cigars. Therefore we are not subject to the federal and state regulatory requirements of the cigar industry.

Furthermore, we are not a distributor because we are not buying any goods from a manufacturer and trying to resell them to retailers. Instead, we find wholesalers who are interested in buying our cigars and reselling them to retailers. Our Company earns revenue from wholesalers when an order for our cigars is placed with them.

The Company has reviewed the S-1 in all of the places mentioned in your comment and revised the disclosures to clarify exactly what the role of the Company is in the creation and selling of cigars. We previously included risks relating to distributors and manufacturers of cigars because, as a cigar broker, our business is very closely linked to that of our manufacturer and distributor. However, we now believe that we have clarified this point.

Finally, at this time, we only have a relationship with one wholesaler, LJ Zucca Enterprises. We do not have a written contract with them. We have included this disclosure in the “Risk Factors” section.

Exhibit 5.1

3.	Please refer to the first paragraph and the statement “The Registration Statement relates to an offering of 2,745,000 of the Company’s common stock, par value $0.0001 per share made pursuant to Rule 506 of Regulation D (the ‘Offering).” We note that this registration statement relates to the resale of 2,745,000 shares pursuant to the Securities Act. Please revise so that this is clear.

RESPONSE:	We have revised. An earlier version of the opinion was inadvertently inserted in the most recent Amendment to the S-1.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

TabacaleraYsidron, Inc.

By:	/s/ Ramon Tejeda
Name: Ramon Tejeda
Title: President